UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Sciuto, John J
   2732 Transit Road


   Buffalo, NY 14224
2. Issuer Name and Ticker or Trading Symbol
   Comptek Research, Inc. (CTK)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   08/98
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman, President and CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned
-------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans-
                                              action      action
                                              Date        Code
                                              (Month/
                                              Day/Year)   Code V
-------------------------------------------------------------------
Common Stock                                  08/17/98    S


------------------------------------------------------------------
 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
   or Disposed of (D)            Securities         Indirect
                 A               Beneficially   D   Beneficial
                 or              Owned at       or  Ownership
   Amount        D  Price        End of Month   I
------------------------------------------------------------------
    7,000.00      D  $8.8750      44,293.00      D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1 through 6)
--------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-
Security                       or Exercise     action
                               Price of        Date
                               Derivative
                               Security
--------------------------------------------------------------


----------------------------------------------------------------------
4)Trans-  5)Number of Derivative            6)Date Exercisable and
action    Securities Acquired (A)           Expiration Date
Code      or Disposed of (D)

Code  V   A                D                Exercisable  Expiration
----------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or
Beneficially Owned  (Columns 1,3 and 7 through 11)
----------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount
Security                       action    of Underlying
                               Date      Securities


                  -                      Title
----------------------------------------------------------------
---------------------------------------------------------------
                 8)Price     9)Number of   10) 11)Nature of
                 of Deri-    Derivative        Indirect
                 vative      Securities    D   Beneficial
   Amount or     Security    Beneficially  or  Ownership
   Number of                 Owned at      I
   Shares                    End of Month
---------------------------------------------------------------

Explanation of Responses:

-
Amount of securities beneficially owned at end of month includes shares acquired under the Comptek Employee Stock Purchase Plan (a
Section 423 of the Internal Revenue Code Plan) and exempt from
Section 16(b).

SIGNATURE OF REPORTING PERSON
/S/ Sciuto, John J
DATE